UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANTRIABIO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

037230208

(CUSIP Number of Warrants’ Underlying Common Stock)

Nevan C. Elam

Chief Executive Officer

AntriaBio, Inc.

1450 Infinite Drive

Louisville, Colorado 80027

Phone: (303) 222-2128

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Michael L. Weiner
Anthony W. Epps
Dorsey & Whitney, LLP

1400 Wewetta Street, Suite 400

Denver, CO 80208

(303) 629-3400

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$17,766,988	$2,059.19

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend warrants to purchase an aggregate of 16,450,915 shares of common stock, consisting of outstanding warrants to purchase 16,450,915 shares of the Company’s common stock at exercise prices ranging between $1.17 and $2.50 per share, issued to investors participating in the Company’s private placement financings with respect to which closings occurred on December 23, 2013, December 31, 2013, January 15, 2014, March 31, 2014, November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015. The transaction value is calculated pursuant to Rule 0-11 using $1.08 per share of common stock, which represents the average of the high and low sales price of the common stock on December 12, 2016, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0001159.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,059.19

Form or Registration Number: 005-86686

Filing Party: Antriabio, Inc.

Date Filed: December 15, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally file with the Securities and Exchange Commission (the “SEC”) on December 14, 2016 (together with the exhibits thereto, the “Original Schedule TO”), as previously amended by Amendment No. 1 filed with the SEC on December 27, 2016 (“Amendment No. 1”) relating to an offer by AntriaBio, Inc. (the “Company”) to amend warrants to purchase an aggregate of 16,450,915 shares of the Company’s common stock at exercise prices ranging between $1.17 and $2.50 per share, issued to investors participating in the Company’s private placement financings with respect to which closings occurred on December 23, 2013, December 31, 2013, January 15, 2014, March 31, 2014, November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015 (the “Offer to Amend”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer to Amend. The following information is filed pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Original Schedule TO, as amended by Amendment No.1 and this Amendment No. 2, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 2.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items of the Original Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein. Capitalized terms used herein and not otherwise specifically defined shall have the meanings given in the Offer to Amend.

Item 4. Terms of the Transaction.

The Offer to Amend expired at 4:00 p.m. Mountain Time on January 31, 2017. Pursuant to the Offer to Amend, Eligible Warrants issuable for an aggregate of 15,413,269 shares of common stock were tendered by their holders and were amended. Eligible Warrants issuable for an aggregate of 1,037,646 shares of common stock were not tendered by their holders and such Eligible Warrants remain exercisable pursuant to their original terms.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ANTRIABIO, INC.

By:	/s/ Nevan C. Elam
Name:	Nevan C. Elam
Title:	Chief Executive Officer

Date: February 3, 2017